UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2022 Special Shareholder Meeting

On December 29, 2022, Kornit Digital Ltd. (the “Company”) held a special general meeting of shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders voted on two proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Special Meeting, which were attached as Exhibits 99.1 and 99.2 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on November 22, 2022.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Special Meeting, each of the following two proposals was approved by the requisite ordinary majority of the Company’s ordinary shares, and, with respect to Proposal 2, the requisite special majority as well (as described below), in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association:

(1)	Approval of the compensation terms of Lauri Hanover, the Company’s new Chief Financial Officer:

Votes in Favor	Votes Against	Abstentions
22,443,063	10,921,824	315,875

(2)	Approval of an amended package of employment terms for Ronen Samuel, the Company’s Chief Executive Officer, in order to increase his annual long-term incentive opportunity:

Votes in Favor	Votes Against	Abstentions
31,981,112	1,344,525	355,126

Under the Companies Law, the approval of Proposal 2 required that either of the following two conditions for a special majority be met:

●	the majority voted in favor of the proposal included a majority of the shares held by non-controlling shareholders who did not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that were voted at the Special Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal could not exceed two percent (2%) of the aggregate voting rights in the Company.

Based on the following vote result among those shareholders who affirmed that they were non-controlling shareholders who were not conflicted with respect to Proposal 2, the special majority described in the first above bullet point was met:

Votes in Favor	Votes Against	Abstentions
31,882,922	1,344,525	355,126

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: December 29, 2022	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

2